FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        January 2003

Commission File Number:    0-30598

OLYMPIC RESOURCES LTD.
(Translation of registrant’s name into English)

525 - West Hastings Street Vancouver, British Columbia Canada V6C 2W2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLYMPIC RESOURCES LTD. (Registrant)

By: /s/ Patrick Forseille Chief Financial Officer

Dated:   January 16, 2003

[BCSC LOGO]	British Columbia Securities Commission	QUARTERLY REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393
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     ISSUER DETAILS                                                             FOR QUARTER ENDED         DATE OF REPORT
NAME OF ISSUER                                                                                          Y       M      D
OLYMPIC RESOURCES LTD.                                                           02      11     30      03     01      21
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ISSUER ADDRESS
525 - 999 WEST HASTINGS STREET
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CITY/                          PROVINCE               POSTAL CODE              ISSUER FAX NO.         ISSUER TELEPHONE NO.
VANCOUVER                      BC                     V6C 2W2                  604-689-1817           604-689-1810
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CONTACT PERSON                                        CONTACT' POSITION                               CONTACT TELEPHONE NO.
DARYL POLLOCK                                         DIRECTOR                                        604-689-1810
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CONTACT EMAIL ADDRESS                                 WEB SITE ADDRESS
orl@axion.net                                         www.orlresources.com
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         CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Report will be provided to any shareholder who requests it.
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DIRECTOR'S SIGNATURE                                  PRINT FULL NAME                                        DATE SIGNED
                                                                                                           Y      M     D
"Daryl Pollock"                                       DARYL POLLOCK                                        03     01    15
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DIRECTOR'S SIGNATURE                                  PRINT FULL NAME                                      DATE SIGNED
                                                                                                           Y      M     D
"Patrick Forseille"                                   PATRICK FORSEILLE                                    03     01    15
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OLYMPIC RESOURCES LTD.
BALANCE SHEET (Unaudited)
Third Quarter ended November 30, 2002

	November 30 2002	February 28 2002
ASSETS
Current Assets
Cash	$ 555,970	$ 467,441
Marketable securities	87,224	141,140
Prepaid expenses	4,898	21,649
Accounts receivable	214,529	4,898

	862,622	635,128

Office Equipment	12,825	13,403

Resource Properties (Note 3)	1,754,705	1,352,679

Other Investments (Note 4)	399,600	888,000

	$ 3,029,752	$ 2,889,210

LIABILITES

Current Liabilities
Accounts payable and accrued liabilities	$ 102,770	$ 262,481

	102,770	262,481

SHAREHOLDERS' EQUITY

Share Capital (Note 5)	10,484,028	10,155,028

Retained Earnings (Deficit)	(7,557,046)	(7,528,299)

	2,926,982	2,626,729

	$ 3,029,752	$ 2,889,210

OLYMPIC RESOURCES LTD.
STATEMENT OF EARNINGS AND RETAINED EARNINGS (Unaudited)

	Quarter ended November 30		Nine months ended November 30
	2002	2001	2002	2001

REVENUE
Oil & gas revenue	$ 460,554	$ 5,940	$ 749,828	$ 98,188
Interest income	1,081	10,522	2,677	21,145
Management revenue	2,500	0	4,500

	461,635	18,962	752,505	123,833
DIRECT EXPENSES
Operating	$ 13,474	$ 250	$ 27,127	$ 510
Depletion of oil and gas properties	71,150	0	110,900	9,200

	84,624	250	138,027	9,710
REVENUE FROM OPERATIONS	377,012	18,712	614,479	114,123

GENERAL AND ADMINISTRATIVE EXPENSES
Management fees	$ 25,200	$ 24,000	$ 74,400	$ 72,000
Office rent and administration	34,482	46,135	114,016	142,688
Professional fees	33,568	33,031	149,196	85,545
Regulatory fees and transfer agent	1,722	4,267	12,567	6,604
Bank and interest charges	383	587	5,640	1,540
Shareholder communications	40,725	25,560	62,175	55,385

	136,081	133,580	417,993	363,762

Income (Loss) before other items	240,931	(114,868)	196,485	(249,639)

Other items	(168,888)	(280,547)

Resource property recoveries (losses)	(7,133)	55,315

Income (Loss)	64,909	(114,868)	(28,747)	(249,639)

DEFICIT, begining of period	$(7,622,840)	$(5,523,535)	$(7,528,299)	$(5,398,774)

DEFICIT, end of period	$(7,557,931)	$(5,638,403)	$(7,557,046)	$(5,648,413)

Basic earnings per share	$ 0.00	$ 0.00	$ 0.00	$ 0.00

OLYMPIC RESOURCES LTD.
STATEMENT OF CHANGES IN FINANCIAL POSITION (Unaudited)

	Quarter ended November 30		Nine months ended November 30
	2002	2001	2002	2001

CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES:
Net gain (loss) for the period	$ 64,909	$(114,868)	$ (28,747)	$ (249,639)
Net change in non-cash working capital items	265,007	279,656	(27,727)	(298,319)

	329,916	164,788	(56,474)	(547,958)

FINANCING ACTIVITIES
Issuance of capital stock	29,000	500,000	329,000	573,750

	29,000	500,000	329,000	573,750

INVESTING ACTIVITIES
Disposition of oil & gas property
Resource property expenditures, net of recoveries	(410,095)	(840,123)	(183,997)	(1,256,680)
Other investments

	(410,095)	(840,123)	(183,997)	(1,256,680)

Increase (Decrease) in cash position during the period	(51,179)	(175,335)	88,529	(1,230,888)

Cash position, begining of period	607,149	413,937	467,441	1,469,490

Cash position, end of period	$ 555,970	$ 238,602	$ 555,970	$ 238,602

OLYMPIC RESOURCES LTD.
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
NOVEMBER 30, 2002

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is primarily engaged in the oil and gas industry at both production and exploration stages.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to meet its obligations and maintain its operations is contingent upon completion of additional financing arrangements, the continuing support of its creditors and cash flow from operations.

2.	SIGNIFICANT ACCOUNTING POLICIES

Oil and gas properties

The Company follows the full cost method of accounting for oil and natural gas operations, whereby all costs of exploring for and developing oil and natural gas reserves are capitalized and accumulated in cost centres on a country-by-country basis. Costs include land acquisition costs, geological and geophysical charges, carrying charges on non-productive properties and costs of drilling both productive and non-productive wells. General and administrative costs are not capitalized other than to the extent of the Company’s working interest in operated capital expenditure programs on which operator’s fees have been charged equivalent to standard industry operating agreements.

The costs in each cost centre, including the costs of well equipment, are depleted and amortized using the unit-of-production method based on the estimated proved reserves before royalties. Natural gas reserves and production are converted to equivalent barrels of crude oil based on relative energy content. The costs of acquiring and evaluating significant unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

The capitalized costs less accumulated depletion and amortization in each cost centre are limited to an amount equal to the estimated future net revenue from proved reserves (based on prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties. The total capitalized costs less accumulated depletion and amortization, site restoration provision and future income taxes of all cost centres is further limited to an amount equal to the future net revenue from proved reserves plus the cost (net of impairments) of unproved properties of all cost centres less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

Proceeds from the sale of oil and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and amortization.

Estimated future site restoration and abandonment costs, net of expected recoveries, are provided over the life of the proved reserves using the unit-of-production method. Costs are estimated each year by management based on current regulations, costs, technology and industry standards.

Certain of the Company’s exploration and production activities are conducted jointly with others and, accordingly, the accounts reflect only the Company’s proportionate interest in such activities.

OLYMPIC RESOURCES LTD.
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
NOVEMBER 30, 2002

3.	OIL & GAS PROPERTIES

	Opening balance - February 28, 2002	Expenditures during the period, net of recoveries	Depletion	Closing balance - Nov. 30, 2002

OIL & GAS PROPERTIES
Greene County Prospect, PA	0	200,809		200,809
East Corning, CA	792,795	290,197	(110,900)	972,092
Source Energy, CA	112,777	39,536		152,313
West Denverton Creek, CA	160,328	7,199		167,527
Tycoon 1-3, CA	158,445	(11,705)		146,740
Pioneer Canal #31-10, CA	128,334	(13,111)		115,223

	1,352,679	512,926	(110,900)	1,754,705

Greene County Prospect, PA

The Company acquired a 5% interest in certain oil and gas leases located in Greene County, Pennsylvania, by paying a 5% working interest in four exploratory gas wells. To date, the Company has paid its proportionate 5% share of drilling and completion costs of these four wells and all four wells commenced production in November, 2002.

East Corning Project, California

The Company acquired a 32% interest in certain oil and gas leases located in Tehama County, California, by paying US$168,649. Subsequent to the acquisition, the Company offered an undivided participating interest of up to 22% to earn a 16.5% working interest in the property to three other companies. During the year ended February 28, 2002, the Company entered into agreements to participate in working interests ranging from 6% to 8% in three oil and gas wells in the Victor Ranch gas field which is adjacent to the East Corning property.

Source Energy, California

The Company has participated as to a 12.6% working interest in certain oil and gas lease lands located in Kern County, California. During the quarter, two wells were drilled including the Southeast Garrison #2 which was successfully brought into production in October 2002. The Company holds a 9.1% working interest in this well.

West Denverton Creek, California

The Company entered into a farmout agreement and earned an 11.25% working interest in certain oil and gas leases located in Solano County, California. During the year ended February 28, 2002, a portion of the costs relating to this property were written-off to operations due to poor results from the test well. During the quarter, the leases expired and the property will be written off at year end.

OLYMPIC RESOURCES LTD.
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
NOVEMBER 30, 2002

3.	OIL & GAS PROPERTIES (continued)

Tycoon #1-3, California

The Company entered into a farmout agreement and earned a 14.3% interest in certain oil and gas leases located in Glenn and Tehama Counties, California, by paying 17.875% of the costs of a test well. During the quarter, this well was plugged and abandoned and will be written off at year end.

Pioneer Canal #31-10, California

The Company entered into an agreement to participate in a 5.95% working interest in an oil and gas well located in Kern County, California.

4.	OTHER INVESTMENTS

MIV Therapeutics Inc.

In March 2000, the Company acquired 600,000 units in MI Vascular Innovations Inc., which subsequently became MIV Therapeutics Inc. (“MIV”) through a share exchange, at a price of US$1.00 per unit. During the current fiscal year, the Company sold 330,000 common shares of MIV generating proceeds of $191,528 and currently holds 270,000 common shares and warrants to purchase 600,000 common shares exercisable at US$1.50 until April 30, 2003.

OLYMPIC RESOURCES LTD.
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
NOVEMBER 30, 2002

5.	CAPITAL STOCK

(a)	Authorized

1,000,000 preferred shares without par value 100,000,000 common shares without par value

(b)	Issued and Outstanding

	-------------------------2002-------------------------
	Number of shares	Amount

Balance at February 28, 2002	13,694,378	$10,155,028
Transactions during the period:
Shares issued for debt	100,000	29,000
Private placement*	1,200,000	300,000

Balance, November 30, 2002	14,994,378	$10,484,028

* The Company completed a private placement of 1,200,000 Units at $0.25 per unit consisting of 1,200,000 common shares and 1,200,000 share purchase warrants to purchase 1,200,000 common shares at $0.35 per share to June 17, 2004.

(c)	Stock Options

The following incentive stock options to acquire common shares were outstanding at November 30, 2002:

Number of Shares	Exercise Price	Expiry Date

395,000	$0.25	April 9, 2005
385,000	$0.25	April 9, 2005
350,000	$0.25	March 12, 2004
145,000	$0.25	July 26, 2004

(d)	Warrants

Number of Shares	Exercise Price	Expiry Date

1,250,000	$0.60	October 16, 2003
1,200,000	$0.35	June 17, 2004

OLYMPIC RESOURCES LTD.
NOTES TO THE FINANCIAL STATEMENTS (Unaudited)
NOVEMBER 30, 2002

6.	RELATED PARTY TRANSACTIONS

During the period ended November 30, 2002, the Company:

(a)	Paid management fees of $25,200 and professional fees of $10,800 to directors of the Company.

(b)	Paid or accrued fees for legal services totalling $13,393 to a law firm of which a partner of the firm is a director.

7.	INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported income taxes is as follows:

	2002	2001	2000

Income (loss) before income taxes	$(2,129,525)	$ 147,991	$(631,590)

Income taxes (recovery) at statutory rates	$ (949,768)	$ 67,484	$(288,005)
Increase (decrease) in income taxes resulting from:
Non-deductible items	6,300	40,190	20,105
Deductible share issue costs	(39,313)	(40,195)	(40,195)
Oil and gas properties written-off	776,779	99,595	--
Deferred exploration costs written-off	--	--	306,097
Sale of oil and gas property	--	--	59,995
Non-capital losses of other years	--	(167,074)	(57,997)
Non-capital losses not recognized	206,002	--	--

Total income taxes	$ --	$ --	$ --

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2002	2001

Future income tax assets:
Capital assets	$ 5,948	$ 4,509
Oil and gas properties	1,753,688	1,025,331
Share issue costs	--	36,669
Non-capital losses available for future periods	534,099	341,954
Capital losses available for future periods	15,464	15,158

	2,309,199	1,423,621
Valuation allowance	(2,309,199)	(1,423,621)

Net future income tax assets	$ --	$ --

The Company has incurred operating losses of approximately $1,236,000 which, if unutilized, will expire through 2009. Subject to certain restrictions, the Company also has capital losses and resource exploration expenditures available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have been recognized in these financial statements as a valuation allowance.

OLYMPIC RESOURCES LTD.
SCHEDULE B:  SUPPLEMENTARY INFORMATION
NOVEMBER 30, 2002

1.	RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE

Refer to Note 6 of the accompanying financial statements

2.a)	SECURITIES ISSUED DURING THE QUARTER ENDED NOVEMBER 30, 2002

Date of Issue	Type of Security	Type of Issue	Number or Amount	Price	Total Proceeds	Type of Consideration	Commission
June 18	Share	Common	100,000	$0.29	Debt settlement	Cash	Nil

b)	OPTIONS GRANTED DURING THE QUARTER ENDED NOVEMBER 30, 2002

Nil

3.a)	AUTHORIZED AND ISSUED SHARE CAPITAL AS AT NOVEMBER 30, 2002

See Note 5 in the financial statements

b)	OPTIONS WARRANTS AND CONVERTIBLE SECURITES OUTSTANDING AS AT NOVEMBER 30, 2002

Security	Number	Price	Exercise Deadline
Options	395,000	$0.25	April 9, 2005
Options	385,000	$0.25	April 9, 2005
Options	350,000	$0.25	March 12, 2004
Options	145,000	$0.25	July 26, 2004
Warrants	1,250,000	$0.60	October 16, 2003
Warrants	1,200,000	$0.35	June 17, 2004

c)	LIST OF DIRECTORS AND OFFICERS AS AT NOVEMBER 30, 2002

Daryl Pollock - President, CEO	Mike Lathigee
Patrick Forseille - CFO	Peter Jensen
John Pierce - Chairman	Ken Friedman
Beverley Funston - Corporate Secretary	Malcolm Bell - VP Communications

4.a)	BREAKDOWN OF OFFICE RENT AND ADMINISTRATION AS AT NOVEMBER 30, 2002

$

Rent - net	23,540
Secretarial	22,500
Telephone	9,570
Office expenses	49,406
Administrative fees	9,000

114,016

OLYMPIC RESOURCES LTD.
SCHEDULE C:  MANAGEMENT DISCUSSION
NOVEMBER 30, 2002

FINANCIAL REVIEW

During the nine-month period ended November 30, 2002, gas revenues were $749,828 up from $98,188 reported from the same period in the previous year. This mainly reflects income from the East Corning and adjacent Victor Ranch gas fields which saw initial production in December 2001. Net loss for the year to date is $28,747 compared to a loss of $249,639 the previous year. The Other Items loss primarily reflects a $292,521 loss on the sale of 330,000 MIV shares and a tax refund of $11,974. General and administrative expenses are $417,993 up from the previous year of $363,762 largely due to increased professional fees. Current assets are $862,622 up from $635,128 the previous year reflecting positive cash flow from oil and gas properties for the year. Resource properties are $1,754,705 up from the previous year of $1,352,679 due to the drilling of several oil and gas wells during the year.

Two other wells were drilled in Greene County, Pennsylvania and a development well was successfully completed on the Southeast Garrison property in California.

During the quarter, the Company completed a share for debt agreement issuing 100,000 shares to settle debt of approximately $29,000.

OPERATIONS REVIEW

OIL AND GAS PROSPECTS

East Corning Prospect, California

Olympic commenced a multiple well drill program in April, 2002 on the East Corning Property in Tehama County, California. Currently, five wells are producing approximately 5 MMCFPD. Another well is expected to be spudded in February, 2003.

Olympic acquired 32% of the project consisting of 6,500 acres in oil and gas leases and over 25 miles of 2D seismic data in December 2000. A 3D seismic survey was then completed and based upon the results, a multiple well drill program was developed. This drill program has continued the success encountered in the Victor Ranch field which lies adjacent to the southern flank of the East Corning Property. The Victor Ranch field discovered one of the largest amounts of natural gas filled sands in the East Rice Creek area. An adjacent 3D survey reveals that these sands extend onto Olympic’s East Corning property. In keeping with its corporate strategy, Olympic has farmed out a portion of its interest in these wells. Olympic holds an approximate 17% working interest in most wells of this program.

The project is 100 miles north of Sacramento within the main Forbes depositional fairway at the northern portion of the Sacramento Valley gas trend. The property lies adjacent to the Corning Gas Field to the east and directly north of the Rice Creek gas field. It is analogous to the East Rice Creek field and is one of the few underexplored regions remaining in California. Well density and Forbes penetrations are sparse within the project area. 3-D seismic has proven to be a very reliable exploration tool as 3-D surveys conducted on adjoining lands, directly to the south have helped locate numerous large natural gas pools including Malton Black Butte Field (132 BCF) and Rice Creek (35 BCF).

OLYMPIC RESOURCES LTD.
SCHEDULE C:  MANAGEMENT DISCUSSION
NOVEMBER 30, 2002

Victor Ranch Gas Field, California

Olympic entered into three participation arrangements in the Victor Ranch gas field which lies on the south-east flank of Olympic’s East Corning property in Tehama County, California. Currently, Olympic holds an 8.3% working interest to earn a 6.53% net revenue interest in two producing wells; and a 6.05% working interest to earn a 4.92% net revenue interest in a third producing well. Olympic and partners have contributed approximately 200 acres of the East Corning property to this pool. These three wells produced approximately 3 MMCFPD during the quarter.

The Victor Ranch 1-7 well discovered one of the largest amounts of natural gas filled sands in the East Rice Creek field. An adjacent 3D survey reveals that this discovery extends onto Olympic’s East Corning property. Four different gas charged zones were encountered and preliminary log analysis indicates two main pay zones in the well contain 70 to 80 net feet of gas charged sands. Initial production from the two main zones was over 2 MMCFPD. Other gas wells in this area have been producing from similar zones for over ten years.

Greene County, Pennsylvania

Olympic participated in four wells drilled in 2002 on approximately 3,200 net acres of oil and gas lease lands located in Greene County. All wells tested multiple upper Devonian gas bearing formations and are currently producing approximately 100 MCF each.

Source Energy Prospect, California

Olympic participated in three wells drilled in October, 1999, on approximately 800 net acres of oil and gas lease lands located in Kern County. The targets in each of the three wells are the Mya, Arlington and Perdidio sands of Pliocene age. The Garrison gas well was put on initial production in late May, 2000. The well produced at a rate of approximately 2.0 MMCFPD with a tubing pressure of 1510 psi. until early December when it encountered problems. Best estimates have determined reserves are between 2-3 BCF. The new well location lies approximately 1,400 feet northwest and 10 to 15 feet structurally higher than the original well. During the period, the Company successfully completed an offset well which commenced production in November at approximately 1MMCFPD. The Company holds a 9.1 % working interest in this well. The Bucher #1 was drilled in November with no hydrocarbons encountered. The Company held a 3.5% working interest in this well which was subsequently plugged and abandoned.

Tycoon #1-3, California

The Company acquired a 14.3% working interest in the Tycoon #1-3 well on the Rancho Capay gas field in Tehama County, California. The well is located within discontinuous turbidite sands that feather out onto a westerly rising structure, which is a typical structural gas trap within the adjacent East Rice Creek gas field. The well has been plugged and abandoned and will be written off at year end.

Pioneer Canal #31-10, California

Olympic holds a 5.95% working interest in a 9,700 foot directional development well in the Pioneer Canal area of the Canal Oil field. The #31-10 was drilled on the project covering 320 acres of land HBP (held by production) from three previously producing wells. The well has been producing for over one year and has averaged about 30 barrels per day.

West Denverton Creek, California

The Company entered into a farmout agreement and earned an 11.25% working interest in certain oil and gas leases located in Solano County, California. During the year ended February 28, 2002, a portion of the costs relating to this property were written-off to operations due to poor results from the test well. During the quarter, the leases expired and the property will be written off at year end.

OTHER ITEMS

Company plans migration to U.S.

Subsequent to the quarter end, the Company filed an application for its certificate of registration and article of continuance with the Wyoming Secretary of State on January 8, 2003. Upon acceptance of this application and upon filing the certified copy of the articles of continuance with the Registrar of Companies for British Columbia, the Company will be a U.S. domestic issuer. Given that the Company’s principal business activities are carried on in the United States, it is contemplated by management that domestication in an United States jurisdiction would provide potential benefits to the Company. In particular, such a domestication would permit the Company to enter into tax free reorganization transactions under the provisions of the Internal Revenue Code of the United States.

Appointment of C.K. Cooper

On October 28, 2002 the Company announced the appointment of C.K. Cooper & Company, (CKCC) to provide financial advisory services to the Company.

Olympic is a natural gas exploration and production Company that pursues a strategy of investing in lower risk development programs near areas of growing residential and industrial natural gas consumption. In order to fulfill our requirements for investment capital sufficient to meet our growth objectives, Olympic has commenced a program of creating a number of outside distribution channels to assist the company in realizing its objectives. Thru this appointment, Olympic intends to rely on the specialist capabilities of C.K. Cooper to assist and advise the Company within their proven areas of expertise.

C. K. Cooper & Company is an independent investment banking firm providing strategic advisory services to a full range of corporations in differing stages of development. CKCC was formed in 1981 as a brokerage subsidiary of a publicly traded oil and gas company, to raise investment capital for oil and gas acquisitions and drilling. As an independent consultancy, the firm has been called upon to advise and assist in the raising of capital, assess corporate goals, evaluate options to enhance shareholder value and assist in the implementation of an overall growth strategy.

Daryl Pollock, President and CEO of Olympic reports that, “We have made considerable progress in the development of our natural gas opportunities since we first recognized the growing energy requirements in California four years ago. In the year ahead Olympic is committed to accelerating its natural gas production in America, thereby securing increasing value for Olympic and its shareholders. We are very pleased that C.K. Cooper, an established and highly regarded firm, recognizes the potential for a significant opportunity in Olympic and we are excited about the benefits that can be derived from this relationship.

Olympic Energy Partners

To finance some of our exploration projects in 2003, Olympic has created a tax-favored General and Limited Partnership to drill and develop oil and natural gas wells. This Partnership provides a vehicle to fund exploration and will be marketed in the United States to American investors. Olympic will act as the Managing General Partner of this Partnership.

Olympic views this initiative as an important new and ongoing strategy in our goal to build value for our shareholders and to provide financing alternatives for the Company as we work to build and broaden our portfolio of energy producing properties.

BIOTECH INVESTMENT

MIV Therapeutics Inc.

In March 2000, the Company acquired 600,000 units in MI Vascular Innovations Inc., which subsequently became MIV Therapeutics Inc. (“MIV”) through a share exchange, at a price of US$1.00 per unit. During the current fiscal year, the Company sold 330,000 common shares of MIV generating proceeds of $191,528 and currently holds 270,000 common shares and warrants to purchase 600,000 common shares exercisable at US$1.50 until April 30, 2003.